Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

March 8, 2013

Via EDGAR

Mr. Jay Ingram

Division of Corporation Finance

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street,

N.W. Washington, D.C. 20549

Taylor Morrison Home Corporation Amendment No. 3

Registration Statement on Form S-1 (File No. 333-185269)

Ladies and Gentlemen:

As previously discussed with the staff of the Securities and Exchange Commission (the “Commission”), on behalf of Taylor Morrison Home Corporation, a Delaware corporation (the “Company”), we enclose the accompanying changed pages to Amendment No. 3 to the Registration Statement (the “Registration Statement”) on Form S-1 of the Company, filed with the Commission on March 6, 2013 (File No. 333-185269) and marked to indicate changes from the Registration Statement. The enclosed pages include, among other things, a preliminary price range for the Class A common stock to be offered under the Registration Statement and certain information previously left blank in the Registration Statement that is derived from such price range.

If you have any questions concerning the enclosed pages, please do not hesitate to contact either the undersigned at (212) 373-3025, Lawrence G. Wee at (212) 373-3052 or Benjamin A. Aronovitch at (212) 373-3575.

Sincerely,

/s/ John C. Kennedy

John C. Kennedy, Esq.

cc:	Darrell C. Sherman, Esq.
Taylor Morrison Home Corporation

William J. Whelan III, Esq.
Cravath, Swaine & Moore LLP

Julie H. Jones, Esq.
Ropes & Gray LLP

As filed with the Securities and Exchange Commission on March 6, 2013

Registration No. 333-185269

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Taylor Morrison Home Corporation

(Exact Name of Registrant as Specified in Its Charter)

Delaware	1531	90-0907433
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

4900 N. Scottsdale Road, Suite 2000

Scottsdale, AZ 85251

(480) 840-8100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Darrell C. Sherman, Esq.

Vice President and General Counsel

4900 N. Scottsdale Road, Suite 2000

Scottsdale, AZ 85251

(480) 840-8100

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

John C. Kennedy, Esq. Lawrence G. Wee, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019-6064 (212) 373-3000	Julie H. Jones, Esq. Ropes & Gray LLP The Prudential Tower 800 Boylston Street Boston, MA 02199 (617) 951-7000	William J. Whelan III, Esq. Joseph D. Zavaglia, Esq. Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, NY 10019-7475 (212) 474-1000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Title Of Each Class Of Securities To Be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price per share	Proposed Maximum Aggregate Offering Price(1)(2)	Amount Of Registration Fee(2)(3)
Class A common stock, par value $0.00001 per share	27,381,500	$22.00	$602,393,000	$82,166

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(a) under the Securities Act of 1933.
(2)	Includes 3,571,500 shares of Class A common stock which the underwriters have the right to purchase to cover over-allotments, if any.
(3)	$68,200 of this amount was previously paid

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS (Subject to Completion)

Dated                      , 2013

23,810,000 Shares

Taylor Morrison Home Corporation

CLASS A COMMON STOCK

Taylor Morrison Home Corporation, which we refer to in this prospectus as “TMHC,” is offering 23,810,000 shares of its Class A common stock. This is our initial public offering and no public market exists for our shares. We anticipate that the initial public offering price will be between $20.00 and $22.00 per share.

We have applied to list the Class A common stock on the New York Stock Exchange under the symbol “TMHC.”

After the completion of this offering, our Principal Equityholders (as defined in this prospectus) will own a majority of the combined voting power of our common stock, will have the ability to elect a majority of our board of directors and will have substantial influence over our governance.

Investing in the Class A common stock involves risks. See “Risk Factors” beginning on page 24.

PRICE $         PER SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Company(1)
Per Share	$	$	$
Total	$	$	$

(1)	We intend to use approximately $282.0 million of the proceeds to purchase a portion of the existing investments of the Principal Equityholders and other equityholders in our company.

TMHC has granted the underwriters the right to purchase an additional 3,571,500 shares of Class A common stock to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of Class A common stock to purchasers on                     , 2013.

Credit Suisse	Citigroup

Deutsche Bank Securities	Goldman, Sachs & Co.	J.P. Morgan	Zelman Partners LLC

Prospectus dated                     , 2013

Ontario represents approximately one-third of the total Canadian new home market, as measured by total housing starts, and benefits from positive demographic and economic growth trends. For example, the population and GDP of Ontario between 2008 and 2011 increased by approximately 4.4% and 9.5%, respectively. Ontario housing starts increased from 68,123 in 2007 to an estimated level of 77,600 in 2012, representing a compound annual growth rate (“CAGR”) of approximately 2.6%. Similarly, average home prices in Ontario increased from CAD$299,610 in 2007 to an estimated average price of CAD$386,000 in 2012, representing a CAGR of approximately 5.2%. With slowing job growth relative to the recent past, ongoing global economic uncertainty and increasing units under construction, it is anticipated that Ontario housing starts will moderate to approximately 65,000 and average home prices will remain flat at approximately CAD$386,400 in 2013, based on data from the Canada Mortgage and Housing Corporation (“CMHC”).

Our Competitive Strengths

Our business is characterized by the following competitive strengths:

Strong historical financial performance with industry-leading margins

We have a profitable and scalable operating platform, which we believe positions us well to take advantage of the continued recovery we expect in the U.S. housing industry. We are among a select few of our public homebuilding peers to be profitable in 2010, 2011 and 2012. We generated net income of $90.6 million in 2010, $76.8 million in 2011 and $430.8 million in 2012. Our pre-tax income margin for the year ended December 31, 2012 was 11.9%, which was the highest among the top 10 publicly traded U.S. homebuilders for the last three completed fiscal quarters, based on data from the public filings of those homebuilders.

We believe that our management approach, which balances a decentralized local market expertise with a centralized executive management focus on maximizing efficiencies, will support our strong margins and further grow our profitability. Our operating platform is scalable, which we believe allows us to increase volume while at the same time improving profitability and driving shareholder returns.

During the recent housing downturn, we improved our margins by aligning our headcount to reflect local and national industry conditions, standardizing systems and processes across business units and reducing construction and procurement costs through standardized national, regional and local contracts.

Solid balance sheet with sufficient liquidity for growth

We are well-positioned with a solid balance sheet and sufficient liquidity with which to service our debt obligations, support our ongoing operations and take advantage of growth opportunities as the expected recovery in the U.S. housing market continues. At December 31, 2012, on a pro forma basis, we would have had $845.0 million in outstanding indebtedness and a net debt-to-net book capitalization of 28.6% (or total debt-to-total book capitalization of 37.8%). Also at December 31, 2012, on a pro forma basis, we would have had $287.6 million of unrestricted cash and approximately $163.8 million of availability under our senior secured revolving credit facility (the “Revolving Credit Facility”). Less than 26% of our approximately $1.0 billion of currently outstanding debt matures before 2020.

The balance sheet carrying value of our entire inventory base was adjusted to fair market value as of the date of the Acquisition in July 2011. The purchase accounting adjustments resulted in a comprehensive revaluation of our entire land inventory near the bottom of the recent U.S. housing downturn. Giving effect to the Acquisition-related purchase accounting adjustments, the carrying value of our U.S. land inventory at the time of the Acquisition represented 52% of its original cost. We believe this reduced cost basis positions us to generate strong margins in the future.

The Reorganization Transactions

Prior to this offering and the Reorganization Transactions, our business and operations were conducted by subsidiaries of TMM. In the Reorganization Transactions, the existing holders of limited partnership interests in TMM, including the Principal Equityholders (as described below) and certain members of our management, will, through a series of transactions, contribute their limited partnership interests in TMM to a new limited partnership, TMM Holdings II Limited Partnership, formed under the laws of the Cayman Islands (“New TMM”) such that TMM and the general partner of TMM will become wholly-owned subsidiaries of New TMM. TMHC will, through a series of transactions, become the sole owner of the general partner of New TMM, and TMHC will use the net cash proceeds received in this offering to purchase common partnership units in New TMM (“New TMM Units”). Immediately following the consummation of the Reorganization Transactions, the limited partners of New TMM will consist of TMHC, certain members of our management and two holding vehicles through which the existing limited partners of TMM, including our Principal Equityholders and certain members of our management, will indirectly continue to hold their existing equity investments. One of the holding vehicles will be controlled by TPG, and the other will be controlled by Oaktree.

In the Reorganization Transactions, the existing holders of limited partnership interests in TMM, including our Principal Equityholders and certain members of our management, will receive direct and indirect equity interests in New TMM, as follows:

•

Our Principal Equityholders will directly or indirectly exchange all of their limited partnership interests in TMM for new equity interests of the TPG and Oaktree holding vehicles with terms that are substantially equivalent to the limited partnership interests in TMM that they are exchanging; and

•

Members of our management will exchange a portion of their vested and unvested limited partnership interests in TMM for vested and unvested New TMM Units. They will directly or indirectly exchange the remaining portion of their vested and unvested limited partnership interests in TMM for new equity interests of the TPG and Oaktree holding vehicles with terms that are substantially equivalent to the limited partnership interests in TMM that they are exchanging.

The number of New TMM Units issued to the TPG and Oaktree holding vehicles and certain members of our management will be determined based on our pre-IPO value (calculated using the price paid by the underwriters for shares of our Class A common stock in this offering) and a hypothetical cash distribution of our pre-IPO value to the existing limited partners of TMM. They will also be issued a number of shares of TMHC’s Class B common stock equal to the number of New TMM Units that each vehicle and member of management will receive. Following the consummation of the Reorganization Transactions, TMHC, the TPG and Oaktree holding vehicles and certain members of our management will all hold the same class of New TMM Units.

Following the Reorganization Transactions, this offering and the application of the net proceeds therefrom, TMHC will indirectly hold 19.5% of the New TMM Units, the TPG and Oaktree holding vehicles will each hold an aggregate of 39.6% of the New TMM Units and certain members of our management will hold directly an aggregate of 1.3% of the New TMM Units (in each case based on the midpoint of the estimated public offering price range set forth on the cover page of this prospectus).

TMHC will control the sole general partner of New TMM, which will control TMM. TMHC will directly or indirectly control the business and affairs of New TMM, TMM and its subsidiaries. TMHC will consolidate the financial results of New TMM, TMM and its subsidiaries, and TMHC’s net income (loss) will be reduced by a noncontrolling interest expense to reflect the entitlement of the holders of New TMM Units (other than TMHC) to a portion of New TMM’s net income (loss). See “Organizational Structure” for further details.

Post-Reorganization Structure

The following chart summarizes our legal entity structure following the Reorganization Transactions, this offering and the application of the net proceeds from this offering (assuming an initial public offering price of $21.00 per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus). This chart is provided for illustrative purposes only and does not purport to represent all legal entities owned or controlled by us:

See “Organizational Structure,” “Certain Relationships and Related Party Transactions” and “Description of Capital Stock” for more information on the Exchange Agreement and the rights associated with our common stock and the New TMM Units.

THE OFFERING

Issuer	Taylor Morrison Home Corporation.

Class A common stock offered	23,810,000 shares.

Class A common stock to be outstanding after this offering and use of proceeds therefrom	23,810,000 shares.

Class B common stock to be outstanding after this offering and use of proceeds therefrom	98,498,964 shares. Each share of our Class B common stock will have one vote on all matters submitted to a vote of stockholders but will have no economic rights (including no rights to dividends or distributions upon liquidation). Shares of our Class B common stock will be issued to the TPG and Oaktree holding vehicles and certain members of our management in an amount equal to the number of New TMM Units held by these holding vehicles and certain members of our management. The aggregate voting power of the outstanding Class B common stock will be equal to the aggregate percentage of New TMM Units held by the TPG and Oaktree holding vehicles and certain members of our management. See “Description of Capital Stock.”

Voting rights	One vote per share; Class A common stock and Class B common stock vote together as a single class on all matters submitted to a vote of stockholders. See “Description of Capital Stock.”

Exchange	New TMM Units (along with a corresponding number of shares of our Class B common stock) held by the TPG and Oaktree holding vehicles and certain members or our management may be exchanged at any time for shares of our Class A common stock on a one-for-one basis, subject to customary exchange rate adjustments for stock splits, stock dividends and reclassifications. When a New TMM Unit and the corresponding share of our Class B common stock are exchanged by a limited partner of New TMM for a share of Class A common stock, the corresponding share of our Class B common stock will be canceled.

Over-allotment option	We have granted to the underwriters an option to purchase up to 3,571,500 additional shares of Class A common stock from us at the initial public offering price (less underwriting discounts and commissions) to cover over-allotments, if any, for a period of 30 days from the date of this prospectus.

Use of proceeds

We estimate that the net proceeds from the sale of our Class A common stock in this offering before the payment of expenses will be approximately $470.0 million ($540.5 million if the underwriters exercise their over-allotment option in full) based on an assumed initial public offering price of $21.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus). TMHC will use $195.0 million of the net proceeds of this offering to acquire New TMM Units from New TMM. New TMM will contribute such net proceeds to its subsidiaries. New TMM’s subsidiaries intend to use such proceeds to redeem $181.0 million aggregate principal amount of our senior notes. TMHC intends to use the remaining $275.0 million of proceeds from this offering, together with $7.0 million of cash on hand, to purchase New TMM Units from the TPG and Oaktree holding vehicles and certain members of our management. To the extent that the underwriters’ over-allotment option is exercised, the additional net proceeds will be used to purchase additional New TMM Units from the TPG and Oaktree holding vehicles and management. We will use cash on hand to pay the estimated $6.0 million of expenses in connection with this offering. For additional information, see “Use of Proceeds.”

Following this offering, in accordance with our growth strategy, we intend to opportunistically raise up to an additional $500.0 million of debt capital, subject to market and other conditions. If we are able to raise at least $500 million in such debt financing, we may use up to a total of $290.9 million of the proceeds from this offering to redeem senior notes and will use $282.0 million of the proceeds from this offering and such debt financing to purchase New TMM Units from the TPG and Oaktree holding vehicles and certain members of our management and use any remaining proceeds from this offering and such debt financing for working capital and general corporate purposes.

Dividend policy	We do not intend to pay dividends on our Class A common stock or to make distributions from New TMM to its limited partners (other than to TMHC to fund its operations). We plan to retain any earnings for use in the operation of our business and to fund future growth.

Listing	We have applied to have our Class A common stock listed on the New York Stock Exchange under the symbol “TMHC.”

Risk factors	Investing in our Class A common stock involves a high degree of risk. Please read “Risk Factors” beginning on page 21 of this prospectus for a discussion of factors you should carefully consider before deciding to purchase shares of our Class A common stock.

Except as otherwise indicated, all information in this prospectus:

•	assumes no exercise of the underwriters’ option to purchase additional shares to cover over-allotments;

•

assumes 7,806,955 shares are issuable under options to purchase shares of Class A common stock, restricted stock units (“RSUs”) or other similar awards, including those that may be granted in connection with this offering, under the Taylor Morrison 2013 Omnibus Equity Incentive Plan (the “2013 Plan”);

•	assumes 98,498,964 shares of Class A common stock are reserved for issuance upon the exchange of New TMM Units (along with the corresponding number of shares of our Class B common stock); and

•	assumes an initial public offering price of $21.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus).

SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL AND OTHER INFORMATION

The summary combined financial information of TMM set forth below for the year ended December 31, 2010 and the period from January 1, 2011 to July 12, 2011 has been derived from the audited combined financial statements of TMM’s predecessor, the North American business of Taylor Wimpey plc, which are included elsewhere in this prospectus. The summary consolidated financial information set forth below for the year ended December 31, 2012 and the period from July 13, 2011 to December 31, 2011, and as of December 31, 2011 and 2012, has been derived from the audited consolidated financial statements of TMM (the “successor”) included elsewhere in this prospectus. The predecessor period financial statements have been prepared using the historical cost basis of accounting that existed prior to the Acquisition in accordance with U.S. GAAP. The successor period financial statements for periods ending subsequent to July 13, 2011 (the date of the Acquisition) are also prepared in accordance with U.S. GAAP, although they reflect adjustments made as a result of the application of purchase accounting in connection with the Acquisition. As a result, the financial information for periods subsequent to the date of the Acquisition is not necessarily comparable to that for the predecessor periods or to the pro forma financial information presented below.

The summary unaudited pro forma consolidated statement of operations data of TMHC for the fiscal year ended December 31, 2012 present our consolidated results of operations giving pro forma effect to the Acquisition and Financing Transactions, the Reorganization Transactions, this offering and the use of the estimated net proceeds from this offering as described under “Use of Proceeds,” as if such transactions occurred on January 1, 2012. The summary unaudited pro forma consolidated balance sheet data of TMHC as of December 31, 2012 presents our consolidated financial position giving pro forma effect to the Reorganization Transactions, this offering and the use of the estimated net proceeds from this offering as described under “Use of Proceeds,” as if such transactions occurred on December 31, 2012. At the consummation of this offering, we estimate that we will record a one-time non-cash charge of between $83 million and $103 million (based on the midpoint of the estimated public offering price range set forth on the cover page of this prospectus and other factors) relating to the exchange of Class J Units in TMM (described in Note 19 to our audited consolidated and combined financial statements included elsewhere in this prospectus) for Class J Units in the TPG and Oaktree holding vehicles. The charge, which is reflected on our unaudited pro forma consolidated balance sheet based on the midpoint of the $83 million and $103 million range, will be offset in the additional paid-in capital of TMHC.

In accordance with our growth strategy, following this offering, we expect to opportunistically raise up to an additional $500.0 million of debt capital, subject to market and other conditions, While our unaudited pro forma consolidated financial information already gives effect to the redemption of $181.0 million aggregate principal amount of senior notes using a portion of the proceeds of this offering, if we are able to raise at least $500 million in such debt financing, we may use a total of up to $290.9 million of the proceeds from this offering to redeem senior notes, use $282.0 million of the proceeds from this offering and such debt financing to purchase New TMM Units from the TPG and Oaktree holding vehicles and certain members of our management and use any remaining proceeds from this offering and such debt financing for working capital and general corporate purposes. Our unaudited pro forma consolidated financial information does not give effect to any such debt financing or additional senior notes redemption transactions.

The pro forma adjustments are based on available information and upon assumptions that our management believes are reasonable in order to reflect, on a pro forma basis, the impact of the relevant transactions on the historical financial information of TMHC, TMM and its predecessor. The summary unaudited pro forma consolidated financial information is included for informational purposes only and does not purport to reflect the consolidated results of operations or financial position of TMM or TMHC that would have occurred had we operated as a public company during the periods presented. The unaudited pro forma consolidated financial information should not be relied upon as being indicative of our results of operations or financial position had the Reorganization Transactions, this offering and the use of the estimated net proceeds from this offering as described under “Use of Proceeds” occurred on the dates assumed. The unaudited pro forma consolidated financial information also does not project our results of operations or financial position for any future period or date.

The summary historical and pro forma consolidated financial information presented below does not purport to be indicative of results of future operations and should be read together with our consolidated financial statements and related notes and the information included elsewhere in this prospectus under the captions “Organizational Structure,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Use of Proceeds,” “Unaudited Pro Forma Consolidated Financial Information” and “Capitalization.”

	TMHC	Successor		Predecessor
	Pro Forma Year Ended December 31,	Year Ended December 31,	July 13 to December 31,	January 1 to July 12,	Year Ended December 31,
($ in thousands, except per
share amounts)	2012	2012	2011	2011	2010
Statement of Operations Data:
Home closings revenue	$1,369,452	$1,369,452	$731,216	$600,069	$1,273,160
Land closings revenue	44,408	44,408	10,657	13,639	12,116
Financial services revenue	21,861	21,861	8,579	6,027	12,591

Total revenues	1,435,721	1,435,721	750,452	619,735	1,297,867
Cost of home closings(1)	1,072,640	1,077,525	591,891	474,534	1,003,172
Cost of land closings	35,884	35,884	8,583	7,133	6,028
Inventory impairments	—	—	—	—	4,054
Financial services expenses	11,266	11,266	4,495	3,818	7,246

Operating gross margin	315,931	311,046	145,483	134,250	277,367
Sales, commissions, and other marketing costs	80,907	80,907	36,316	40,126	85,141
General and administrative expenses	63,952	60,444	32,883	35,743	66,232
Equity in net income of unconsolidated entities	(22,964)	(22,964)	(5,247)	(2,803)	(5,319)
Interest expense (income)—net	(2,446)	(2,446)	(3,867)	941	40,238
Other income	(1,644)	(1,644)	(1,245)	(11,783)	(10,842)
Other expense	5,212	5,311	3,553	1,125	13,193
Loss on extinguishment of debt	11,025	7,853	—	—	—
Transaction expenses	—	—	39,442	—	—
Indemnification loss (gain)	—	13,034	12,850	—	—

Income (loss) before income taxes	181,890	170,551	30,798	70,901	88,724
Income tax (benefit) expense	(253,463)	(260,297)	4,031	20,881	(1,878)

Net income (loss)	435,354	430,848	26,767	50,020	90,602
Net (income) attributable to noncontrolling interests(2)	(348,159)	(28)	(1,178)	(4,122)	(3,235)

Net income (loss) attributable to owners	$87,195	$430,820	$25,589	$45,898	$87,367

Basic weighted average number of Class A common shares outstanding	23,810			—	—
Basic net income (loss) per share applicable to Class A common stock	$3.66			—	—
Diluted weighted average number of Class A common shares outstanding	122,309			—	—
Diluted net income (loss) per share applicable to Class A common stock	$3.56			—	—
Basic weighted average number of New TMM Units outstanding(3)		723,181	620,646	—	—
Basic net income (loss) per unit applicable to New TMM Units		$0.60	$0.04	—	—
Diluted weighted average number of New TMM Units outstanding		723,181	620,646	—	—
Diluted net income (loss) per share applicable to New TMM Units		$0.60	$0.04	—	—

	TMHC	Successor		Predecessor
	Pro Forma Year Ended December 31,	Year Ended December 31,	July 13 to December 31,	January 1 to July 12,	Year Ended December 31,
($ in thousands, except per
share amounts)	2012	2012	2011	2011	2010

Other Financial Data:
Interest incurred(4)	$48,489	$62,468	$37,605	$23,077	$85,720
Depreciation and amortization	4,370	4,370	2,564	1,655	3,242
Adjusted home closings gross margin(5)	322,243	320,684	148,847	144,572	305,145
Adjusted home closings gross margin %	23.5%	23.4%	20.4%	24.1%	24.0%
Adjusted EBITDA(6)	$228,778	$228,778	$94,223	$92,919	$179,013
Adjusted EBITDA margin %(6)	15.9%	15.9%	12.6%	14.3%	13.5%

Operating Data (including unconsolidated joint ventures)(7):
Average active selling communities	122	122	140	151	149
Net sales orders	4,630	4,630	1,941	2,094	3,690
U.S. closings (units)	2,933	2,933	1,282	1,045	2,570
Canada closings (units)	1,081	1,081	795	798	1,570
U.S. average sales price of homes delivered	$336	$336	$304	$308	$274
Canada average sales price of homes delivered	$439	$439	$465	$349	$364
U.S. backlog at end of period (units)	1,864	1,864	740	882	503
Canada backlog at end of period (units)	2,248	2,248	2,225	2,126	2,253
U.S. backlog at end of period (value)	$716,033	$716,033	$259,392	$311,977	$170,503
Canada backlog at end of period (value)	$732,902	$732,902	$723,133	$842,704	$760,498

Balance Sheet Data:

	TMM	TMHC
($ in thousands)	As of December 31, 2012 (Actual)	As of December 31, 2012 (Pro Forma)
		(unaudited)
Cash and cash equivalents, excluding restricted cash	$300,567	287,589
Real estate inventory	1,633,050	1,633,050
Total assets	2,756,815	2,738,893
Senior notes, loans payable, revolving credit facility borrowings and other borrowings	947,509	764,679
Mortgage company debt	80,360	80,360
Total debt	1,027,869	845,039
Total equity (including noncontrolling interests)	1,223,333	1,388,316

(1)	Does not reflect a pro forma adjustment for the decrease in capitalized interest due to the redemption of some of our senior notes using the proceeds of this offering because the amount of such redemption is not known at this time.
(2)	Represents ownership interests in noncontrolled units owned by third parties and, on a pro forma basis only, the interests of the partners of TMM (other than TMHC) in a share of TMM’s net income (loss).
(3)	Represents Class A partnership interests in TMM.
(4)	Interest incurred is interest accrued on debt, whether or not paid and whether or not capitalized. Interest incurred includes debt issuance costs, modification fees and waiver fees. Interest incurred is generally capitalized to inventory but is expensed when assets that qualify for interest capitalization no longer exceed debt.
(5)	Adjusted home closings gross margin is a non-GAAP financial measure used by management and our local divisions in evaluating operating performance and in making strategic decisions regarding sales pricing, construction and development pace, product mix and other operating decisions. For a full description of adjusted home closings gross margin, the reasons management believes adjusted home closings gross margin is useful to investors and the limitations associated with adjusted home closings gross margin, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Measures—Adjusted Home Closings Gross Margin.”

The following table sets forth a reconciliation of adjusted home closings gross margin to home closings gross margin, which is the U.S. GAAP financial measure that management believes to be most directly comparable:

	TMHC	Successor		Predecessor
	Pro Forma Year Ended December 31, 2012	Year Ended December 31, 2012	July 13 to December 31, 2011	January 1 to July 12, 2011	Year Ended December 31, 2010
($ in thousands)
Home closings revenue	$1,369,452	$1,369,452	$731,216	$600,069	$1,273,160
Home closings cost of revenue and impairments(a)	1,072,640	1,077,525	591,900	474,462	1,007,226

Home closings gross margin	296,812	291,927	139,316	125,607	265,934
Add:
Impairments	—	—	—	—	2,006
Capitalized interest amortization	25,431	28,757	9,531	18,965	37,205

Adjusted home closings gross margin	$322,243	$320,684	$148,847	$144,572	$305,145

Home closings gross margin %	21.7%	21.3%	19.1%	20.9%	20.9%
Adjusted home closings gross margin %	23.5%	23.4%	20.4%	24.0%	24.0%

(a)	Includes impairments attributable to write-downs of operating communities and interest amortized through home closings cost of revenue.

(6)	EBITDA and Adjusted EBITDA are non-GAAP financial measures used by management and our local divisions in evaluating operating performance and in making strategic decisions regarding sales pricing, construction and development pace, product mix and other operating decisions. For a full description of EBITDA and Adjusted EBITDA, the reasons management believes these EBITDA-based measures are useful to investors and the limitations associated with these EBITDA-based measures, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Measures—Adjusted EBITDA.”

The following table reconciles Adjusted EBITDA to net income (loss):

	TMHC	Successor		Predecessor
	Pro Forma Year Ended December 31,	Year Ended December 31,	July 13 to December 31,	January 1 to July 12, 2011	Year Ended December 31,
	2012	2012	2011		2010
Net income	$435,354	$430,848	$26,767	$50,020	$90,602
Interest (income) expense, net	(2,446)	(2,446)	(3,867)	941	40,238
Amortization of capitalized interest(a)	25,431	30,316	10,114	19,422	37,370
Income tax expense (benefit)	(253,463)	(260,297)	4,031	20,881	(1,878)
Depreciation and amortization	4,370	4,370	2,564	1,655	3,242

EBITDA	209,246	202,791	39,609	92,919	169,574
Management fees(b)	5,000	5,000	2,322	—	2,517
Land inventory impairments(c)	—	—	—	—	2,529
Lot option write-offs(d)	—	—	—	—	1,525
Non-cash compensation charge(e)	3,508	—	—	—	170
Royalties paid to parent(f)	—	—	—	—	208
Early extinguishment of debt(g)	11,025	7,853	—	—	—
Transaction-related expenses and indemnification loss(h)	—	13,134	52,292	—	—

Adjusted EBITDA	$228,778	$228,778	$94,223	$92,919	$176,523

(a)	Represents the interest amortized through cost of home and land closings.
(b)	Represents management fees for the provision of certain legal, administrative and other related back-office functions paid to Taylor Wimpey plc prior to the consummation of the Acquisition and management fees paid to our Principal Equityholders following the consummation of the Acquisition. In connection with this offering, the management services agreements will be terminated. For further information, see “Certain Relationships and Related Party Transactions—Management Services Agreement.”
(c)	Represents impairments expensed through cost of home and land closings in connection with fair market value write-downs from cost basis.
(d)	Represents amounts expensed through cost of sales in connection with unexercised land option contracts.
(e)	Represents expenses incurred during the year ended December 31, 2010 in connection with employee stock options linked to the stock of Taylor Wimpey plc, in connection with compensation arrangements in place prior to the consummation of the Acquisition. In the pro forma year ended December 31, 2012, represents non-cash compensation expense related to the vesting of equity awards, including stock options and shares of restricted stock, granted to certain members of management in connection with this offering.
(f)	Represents royalties paid to Taylor Wimpey plc for certain U.S. and Canadian intellectual property rights, which include trademarks, logos, and domain names which we acquired in October 2009 and September 2010, respectively.
(g)	Represents the write-off of $7.9 million of unamortized deferred financing costs in the year ended December 31, 2012 related to the retirement of the Sponsor Loan. Represents the historical write-off of unamortized deferred financing costs in the year ended December 31, 2012, together with a pro forma write-off of an additional $5.0 million of unamortized deferred financing costs related to the retirement of $181.0 million aggregate principal amount of senior notes with a portion of the proceeds from this offering, net of the recognition of $1.8 million of premium from the redemption of senior notes that were issued on August 21, 2012.
(h)	Represents $39.4 million of fees and expenses incurred by TMM in connection with the Acquisition and the reversal of a receivable from Taylor Wimpey plc due to the resolution of an uncertain tax position of $12.8 million during the period from July 13, 2011 to December 31, 2011. Reflects the elimination of $0.1 million of historical costs related to the Acquisition that were paid during the year ended December 31, 2012 and the reversal of a receivable related to a tax indemnity from our former parent, Taylor Wimpey plc in the year ended December 31, 2012.

(7)	The substantial majority of our unconsolidated joint ventures are in Canada, but we also have investments in unconsolidated joint ventures in the United States, although none of these joint ventures in the United States are actively involved in homebuilding. Our proportionate share of net income in such U.S. unconsolidated joint ventures was $1.4 million for the year ended December 31, 2011 and $1.2 million for the year ended December 31, 2012. In this prospectus, references to “unconsolidated joint ventures” refer to our proportionate share of unconsolidated homebuilding joint ventures in Canada. Management believes that home and land closings, including our proportionate share of joint venture closings and the revenue-based measures associated therewith, are appropriate metrics to measure our performance. Management and our local divisions use these measures in evaluating the operating performance of each community and in making strategic decisions regarding sales pricing, construction and development pace, product mix, and other daily operating decisions. We believe they are relevant and useful measures to investors for evaluating our performance. Although other companies in the homebuilding industry report similar information, their methods used may differ. We urge investors to understand the methods used by other companies in the homebuilding industry to calculate home and land closings and associated revenues and any adjustments to such amounts, before comparing our measures to that of such other companies.

of the affected companies. Hence, the price of our Class A common stock could fluctuate based upon factors that have little or nothing to do with us, and these fluctuations could materially reduce the price of our Class A common stock and materially affect the value of your investment.

We have broad discretion to use the offering proceeds and our investment of those proceeds may not yield a favorable return.

Our management has broad discretion to spend the proceeds from this offering in ways with which you may not agree. The failure of our management to apply these funds effectively could result in unfavorable returns. This could harm our business and could cause the price of our Class A common stock to decline.

A substantial portion of our total outstanding shares may be sold into the market at any time. This could cause the market price of our Class A common stock to drop significantly, even if our business is doing well.

The market price of our Class A common stock could decline as a result of sales of a large number of shares of our Class A common stock or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate. After the consummation of this offering, we will have 122,308,964 shares of outstanding Class A common stock on a fully diluted basis, assuming that all the New TMM Units outstanding (and the corresponding shares of Class B common stock) after giving effect to the Reorganization Transactions and this offering described under “Organizational Structure,” excluding those held by TMHC, are exchanged into shares of our Class A common stock.

In addition, upon consummation of this offering, the TPG and Oaktree holding vehicles and certain members of our management will beneficially own an aggregate of 80.5% of the outstanding partnership interests in New TMM and 98,498,964 shares of our Class B common stock (or 77.6% of New TMM’s outstanding Units and 94,927,464 shares of our Class B common stock if the underwriters exercise their over-allotment option in full). Pursuant to the terms of the Exchange Agreement, the limited partners of New TMM (other than TMHC) will be able to exchange their New TMM Units (along with the corresponding number of shares of our Class B common stock) for shares of our Class A common stock on a one-for-one basis. Shares of our Class A common stock issuable to the limited partners of New TMM upon an exchange of New TMM Units as described above would be considered “restricted securities,” as that term is defined in Rule 144 under the Securities Act, unless the exchange is registered under the Securities Act. We and each of the existing holders of New TMM Units who is a party to the Exchange Agreement will also agree with the underwriters not to sell, otherwise dispose of or hedge any Class A common stock or securities convertible or exchangeable for shares of Class A common stock, including the New TMM Units and the Class B common stock, subject to specified exceptions, during the period from the date of this prospectus continuing through the date that is 180 days after the date of this prospectus, except with the prior written consent of the representatives of the underwriters. After the expiration of the 180-day lock-up period, the shares of Class A common stock issuable upon exchange of New TMM Units will be eligible for resale from time to time, subject to certain contractual restrictions and the requirements of the Securities Act.

We intend to file a registration statement under the Securities Act registering 7,806,955 shares of our Class A common stock reserved for issuance under our 2013 Plan and we will enter into a new registration rights agreement with the TPG and Oaktree holding vehicles and certain members of our management. See the information under the heading “Shares Eligible for Future Sale” and “Certain Relationships and Related Party Transactions—Registration Rights Agreement” for a more detailed description of the shares of Class A common stock that will be available for future sale upon completion of this offering.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

As a public company, we will incur significant legal, accounting and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements. We also have incurred and will incur costs associated with the Sarbanes-Oxley Act of 2002, the Dodd-Frank Act and

ORGANIZATIONAL STRUCTURE

Structure Prior to the Reorganization Transactions

Our business is conducted by wholly owned subsidiaries of TMM. All of the issued and outstanding capital stock of the Operating Subsidiaries and their subsidiaries is directly or indirectly owned by TMM. The limited partners of TMM immediately prior to the Reorganization Transactions were the Principal Equityholders and certain members of our management.

The following chart summarizes our legal entity structure immediately prior to the Reorganization Transactions described below. This chart is provided for illustrative purposes only and does not purport to represent all legal entities owned or controlled by TMM:

The Reorganization Transactions

In the Reorganization Transactions, the existing holders of limited partnership interests in TMM will, through a series of transactions, contribute their limited partnership interests in TMM to New TMM, a new limited partnership formed under the laws of the Cayman Islands, such that TMM and the general partner of TMM will become wholly-owned subsidiaries of New TMM. TMHC will, through a series of transactions, become the sole owner of the general partner of New TMM, and TMHC will use the net cash proceeds received in this offering to purchase New TMM Units. Immediately following the consummation of the Reorganization Transactions, the limited partners of New TMM will consist of TMHC, the TPG and Oaktree holding vehicles and certain members of our management.

In the Reorganization Transactions, the existing holders of limited partnership interests in TMM, including our Principal Equityholders and certain members of our management, will receive direct and indirect equity interests in New TMM, as follows:

•

Our Principal Equityholders will directly or indirectly exchange all of their limited partnership interests in TMM for new equity interests of the TPG and Oaktree holding vehicles with terms that are substantially equivalent to the limited partnership interests in TMM that they are exchanging; and

•

Members of our management will exchange a portion of their vested and unvested limited partnership interests in TMM for vested and unvested New TMM Units. They will directly or indirectly exchange the remaining portion of their vested and unvested limited partnership interests in TMM for new equity interests of the TPG and Oaktree holding vehicles with terms that are substantially equivalent to the limited partnership interests in TMM that they are exchanging.

The number of New TMM Units issued to the TPG and Oaktree holding vehicles and certain members of our management will be determined based on our pre-IPO value (calculated using the price paid by the underwriters for shares of our Class A common stock in this offering) and a hypothetical cash distribution of our pre-IPO value to the existing limited partners of TMM. They will also be issued a number of shares of TMHC’s Class B common stock equal to the number of New TMM Units that each vehicle and member of management will receive. Following the consummation of the Reorganization Transactions, TMHC, the TPG and Oaktree holding vehicles and certain members of our management will all hold the same class of New TMM Units.

In connection with the Reorganization Transactions, the existing partnership services agreement between TMM and JH will be terminated. Class J Units in TMM (described in Note 19 to our audited consolidated and combined financial statements included elsewhere in this prospectus) will be exchanged in the Reorganization Transactions for Class J Units of the TPG and Oaktree holding vehicles. At the consummation of this offering, we estimate that we will record a one-time non-cash charge of between $83 million and $103 million (based on the midpoint of the estimated public offering price range set forth on the cover page of this prospectus and other factors) relating to the exchange of Class J Units in TMM (described in Note 19 to our audited consolidated and combined financial statements included elsewhere in this prospectus) for Class J Units in the TPG and Oaktree holding vehicles. The charge, which is reflected on our unaudited pro forma consolidated balance sheet based on the midpoint of the $83 million and $103 million range, will be offset in the additional paid-in capital of TMHC.

Immediately after the consummation of the Reorganization Transactions and this offering, the only asset of TMHC will be its direct or indirect interest in New TMM, TMM and its subsidiaries. Each share of TMHC Class A common stock will correspond to an economic interest held by TMHC in New TMM, whereas the shares of TMHC Class B common stock will only have voting rights in TMHC and will have no economic rights of any kind. Shares of TMHC Class B common stock will be initially owned solely by the TPG and Oaktree holding vehicles and certain members of our management and cannot be transferred except in connection with an exchange or transfer of a New TMM Unit. We do not intend to list the Class B common stock on any stock exchange.

TMHC was incorporated as a Delaware corporation in November 2012. TMHC has not engaged in any business or other activities, except for certain aspects of the Reorganization Transactions, and following the Reorganization Transactions will have no assets other than its direct or indirect interest in New TMM, TMM and its subsidiaries. Following this offering, TMM’s subsidiaries will continue to operate the historical business of our company.

TMHC is currently authorized to issue a single class of common stock. In connection with the Reorganization Transactions, TMHC will amend and restate its certificate of incorporation to authorize the issuance of two classes of common stock, Class A common stock and Class B common stock. Shares of common stock will generally vote together as a single class on all matters submitted to stockholders. The Class B common stock will not entitle its holders to any of the economic rights (including rights to dividends and distributions upon liquidation) that holders of Class A common stock will have. The aggregate voting power of the outstanding Class B common stock will be equal to the aggregate percentage of New TMM Units not held by TMHC.

In connection with this offering, the TPG and Oaktree holding vehicles and certain members of our management will enter into the Exchange Agreement under which, from time to time, the TPG and Oaktree holding vehicles and certain members of our management will have the right to exchange their New TMM Units (along with a corresponding number of shares of TMHC Class B common stock) for shares of TMHC Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. See “Certain Relationships and Related Party Transactions—Exchange Agreement.”

For a description of the vesting and other terms applicable to Class M Units replaced by New TMM Units in the Reorganization Transactions as described above see “Compensation Discussion and Analysis—Looking Ahead: Post-IPO Compensation—Exchange of Class M Units.”

In addition, as a part of the Reorganization Transactions, we will, among other things, amend and restate the limited partnership agreement governing TMM, enter into a stockholders agreement with the TPG and Oaktree holding vehicles and JH and enter into a new registration rights agreement with the TPG and Oaktree holding vehicles and certain members of our management . See “Certain Relationships and Related Party Transactions.”

Effect of the Reorganization Transactions and this Offering

The Reorganization Transactions are intended to create a holding company that will facilitate public ownership of, and investment in, our company.

The following chart summarizes our legal entity structure following the Reorganization Transactions, this offering and the application of the net proceeds from this offering (assuming an initial public offering price of $21.00 per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus). This chart is provided for illustrative purposes only and does not purport to represent all legal entities owned or controlled by us:

Upon completion of the Reorganizations Transactions described above, this offering and the application of the net proceeds from this offering:

•

TMHC will control the sole general partner of New TMM, which will control New TMM, and will hold directly or indirectly 19.5% of the outstanding New TMM Units (22.4% if the underwriters exercise their over-allotment option in full). TMHC will consolidate the financial results of New TMM, TMM and its subsidiaries and TMHC’s net income (loss) will be reduced by a noncontrolling interest expense to reflect the portion of New TMM’s net income (loss) to which TMHC is not entitled;

•

the TPG holding vehicle will hold an aggregate of 48,439,502 shares of TMHC’s Class B common stock and an aggregate of 48,439,502 New TMM Units, or 39.6% of the outstanding equity interests in New TMM, representing 39.6% of the combined voting power in TMHC and economic interests in New TMM (or 38.1% if the underwriters exercise their over-allotment option in full);

•

the Oaktree holding vehicle will hold an aggregate of 48,439,502 shares of TMHC’s Class B common stock and an aggregate of 48,439,502 New TMM Units, or 39.6% of the outstanding equity interests in New TMM, representing 39.6% of the combined voting power in TMHC and economic interests in New TMM (or 38.1% if the underwriters exercise their over-allotment option in full);

•

certain members of our management will hold directly an aggregate of 1,619,960 shares of TMHC’s Class B common stock and an aggregate of 1,619,960 New TMM Units, or 1.3% of the outstanding equity interests in New TMM, representing 1.3% of the combined voting power in TMHC and economic interests in New TMM (or 1.3% if the underwriters exercise their over-allotment option in full);

•

TMHC’s public stockholders will collectively hold 23,810,000 shares of TMHC’s Class A common stock (or 27,381,500 shares if the underwriters exercise their over-allotment option in full), representing 19.5% of the combined voting power and economic interest in TMHC (or 22.4% if the underwriters exercise their over-allotment option in full); and

•

the New TMM Units held by the TPG and Oaktree holding vehicles and certain members of our management (together with the corresponding shares of our Class B common stock) may be exchanged for shares of TMHC’s Class A common stock on a one-for-one basis. The exchange of New TMM Units for shares of our Class A common stock will not, in and of itself, affect the aggregate voting power of the TPG and Oaktree holding vehicles and certain members of our management since the votes represented by the exchanged shares of our Class B common stock will be replaced with the votes represented by the shares of Class A common stock for which New TMM Units are exchanged.

Upon the consummation of this offering, TMHC intends to use the net proceeds from this offering to acquire New TMM Units from New TMM and from the TPG and Oaktree holding vehicles and certain members of our management as further described under “Use of Proceeds” and “Certain Relationships and Related Party Transactions.”

USE OF PROCEEDS

We estimate that our net proceeds from the sale of 23,810,000 shares of Class A common stock by us in this offering will be approximately $470.0 million after deducting $30.0 million of underwriting discounts and commissions and assuming an initial public offering price of $21.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus). If the underwriters’ over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $540.5 million.

TMHC will use $195.0 million of the net proceeds of this offering to acquire New TMM Units from New TMM (at a price equal to the price paid by the underwriters for shares of our Class A common stock in this offering). New TMM will contribute such net proceeds to its subsidiaries. New TMM’s subsidiaries intend to use such proceeds to redeem $181.0 million aggregate principal amount of our senior notes (at a purchase price equal to 103.875% of their principal amount, plus accrued and unpaid interest of $7.0 million through the date of redemption, assuming a redemption date of April 12, 2013). TMHC intends to use the remaining approximately $275.0 million of the proceeds from this offering, together with $7.0 million of cash on hand to purchase New TMM Units (at a price equal to the price paid by the underwriters for shares of our Class A common stock in this offering) held by the TPG and Oaktree holding vehicles and certain members of our management. We expect that the purchase of the New TMM Units from certain members of our management will be consummated at the closing of the IPO and the purchase of New TMM Units from the TPG and Oaktree holding vehicles will be consummated on or about                     , 2013. To the extent that the underwriters’ over-allotment option is exercised, the additional net proceeds will be used to purchase additional New TMM Units from the TPG and Oaktree holding vehicles and management (at a price equal to the price paid by the underwriters for shares of our Class A common stock in this offering). We will use cash on hand to pay the estimated $6.0 million of expenses in connection with this offering.

Subject to market conditions, if we are able to raise at least $500 million in debt financing, we may use up to a total of $290.9 million of the proceeds from this offering to redeem senior notes, and will use $282.0 million of the proceeds from this offering and such debt financing to purchase New TMM Units from the TPG and Oaktree holding vehicles and certain members of our management and use any remaining proceeds from this offering and such debt financing for working capital and general corporate purposes. See “Certain Relationships and Related Party Transactions.”

Prior to the application of the proceeds described above, TMHC, New TMM and TMM and its subsidiaries may hold any net proceeds in cash or invest them in short-term securities or investments.

If the underwriters’ over-allotment option is exercised in full, TMHC will acquire additional New TMM Units held by the TPG and Oaktree holding vehicles and certain members of our management (at a price equal to the price paid by the underwriters for shares of our Class A common stock in this offering.)

A $1.00 increase (decrease) in the assumed public offering price of $21.00 per share of common stock would increase (decrease) our expected net proceeds by approximately $22.4 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. To the extent that the initial public offering price exceeds or is less than $21.00 per share of Class A common stock, the amount to be contributed to New TMM’s subsidiaries to redeem senior notes and the amount to be used to purchase New TMM Units from the TPG and Oaktree holding vehicles and members of management will increase or decrease pro rata.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2012:

•	on an actual basis, for TMM; and

•

on a pro forma basis with respect to TMHC, giving effect to the Reorganization Transactions as well as this offering and the use of proceeds of this offering as described under “Unaudited Pro Forma Consolidated Financial Information.”

In accordance with our growth strategy, following this offering, we expect to opportunistically raise up to an additional $500.0 million of debt capital, subject to market and other conditions. While our pro forma capitalization already gives effect to the redemption of $181.0 million aggregate principal amount of senior notes using a portion of the proceeds of this offering, if we are able to raise at least $500 million in such debt financing, we may use a total of $290.9 million of the proceeds from this offering to redeem senior notes, and will use $282.0 million of the proceeds from this offering and such debt financing to purchase New TMM Units from the TPG and Oaktree holding vehicles and certain members of our management and use any remaining proceeds from this offering and such debt financing for working capital and general corporate purposes. At the closing of this offering, we will also be terminating the management services agreement with TPG and Oaktree, and in connection with the termination, we will be paying a termination fee of $30.0 million in cash split equally between TPG and Oaktree. Our pro forma capitalization does not give effect to any such termination fee payments, debt financing or additional senior notes redemption transactions.

This table should be read in conjunction with “Use of Proceeds,” “Unaudited Pro Forma Consolidated Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes appearing elsewhere in this prospectus.

	December 31, 2012
(in thousands, except per share amounts)	TMM Actual	TMHC Pro Forma(1)
Cash and cash equivalents	$300,567	$287,589

Revolving Credit Facility(2)	$50,000	$50,000
Loans payable and other borrowings(3)	215,968	215,968
Senior Notes(4)	681,541	498,711
Mortgage company debt(5)	80,360	80,360

Total debt(6)	1,027,869	845,039

Owners’ Equity	1,196,685	(134,715)
Class A common stock, $0.00001 par value per share	—	1
Class B common stock, $0.00001 par value per share	—	1
Additional paid-in capital		560,509
Noncontrolling interest	26,648	962,522

Total stockholders’ equity	1,223,333	1,388,318

Total capitalization	$2,251,202	$2,233,357

(1)	Assuming that the total number of shares offered by us remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, a $1.00 increase in the assumed initial public offering price would result in (i) a $0.3 million decrease in our pro forma cash and cash equivalents, (ii) a $8.6 million decrease in our pro forma total debt, (iii) a $13.1 million increase in our pro forma additional paid-in capital, (iv) a $15.2 million increase in our stockholder equity and (v) a $6.2 million increase in our pro forma total capitalization. A $1.00 decrease in the assumed initial public offering price would result in corresponding inverse changes.
(2)	At December 31, 2012 the Revolving Credit Facility provided TMC and Monarch Corporation with revolving borrowing capacity up to $225.0 million. The Revolving Credit Facility matures in July 2016. Drawings under this facility will be used for working capital and general corporate purposes. As of December 31, 2012, there was $50.0 million in outstanding borrowings under the Revolving Credit Facility, and there was $11.2 million in outstanding letters of credit. See “Description of Certain Indebtedness.”
(3)	Other long-term debt as of December 31, 2012 consists of project-level debt due to various land sellers and municipalities, and is generally secured by the land that was acquired. Principal payments generally coincide with corresponding project lot sales or a principal reduction schedule. As of December 31, 2012, $164.4 million of the loans were scheduled to be repaid in the next 12 months. The interest rate on $131.9 million of the loans ranged from 1.0% to 8.0% and $84.0 million of the loans were non-interest bearing.
(4)	Reflects the carrying value of $550.0 million aggregate principal amount of 7.750% senior notes due 2020 issued at par on April 13, 2012 and $125.0 million aggregate principal amount of additional senior notes issued at a price of 105.5% of their principal amount on August 21, 2011.
(5)	Reflects debt of TMHF, our wholly owned mortgage subsidiary. TMHF is separately capitalized and its obligations are non-recourse to TMHC, New TMM, TMM or any of our homebuilding entities.
(6)	Total debt does not include letters of credit issued under the Revolving Credit Facility, the TD Facility and the HSBC Facility (as defined in “Description of Certain Indebtedness”). The TD Facility provides for borrowings and letters of credit up to an aggregate amount of CAD $102.6 million, and CAD $102.6 million in letters of credit were outstanding as of December 31, 2012. The HSBC Facility provided for letters of credit up to an aggregate amount of CAD $11.0 million, and the facility was fully drawn as of December 31, 2012. The TD Facility and the HSBC Facility are scheduled to expire on June 30, 2013.

DILUTION

The pro forma net tangible book value of TMHC as of December 31, 2012 would have been $1.2 billion or $10.55 per share of Class A common stock. Pro forma net tangible book value per share is determined by dividing TMHC’s pro forma tangible net worth of $1.2 billion, total assets (excluding intangible assets) less total liabilities, by the aggregate number of shares of Class A common stock outstanding assuming that all of the holders of New TMM Units (other than TMHC) exchanged their New TMM Units (along with the corresponding number of shares of Class B common stock) for shares of Class A common stock, in each case, after giving effect to the Reorganization Transactions described under “Organizational Structure.” After giving effect to the sale of the 23,810,000 shares of Class A common stock in this offering, at an assumed initial public offering price of $21.00 per share (the midpoint of the range set forth on the cover page of this prospectus), and the receipt and application of the net proceeds as described under “Use of Proceeds,” TMHC pro forma net tangible book value at December 31, 2012 would have been $1.4 billion or $11.08 per share assuming that all of the holders of New TMM Units (other than TMHC) exchanged their New TMM Units (along with the corresponding number of shares of Class B common stock) for shares of Class A common stock. This represents an immediate increase in pro forma net tangible book value to existing stockholders of $0.53 per share and an immediate dilution to new investors of $9.92 per share. The following table illustrates this per share dilution:

Assumed initial public offering price		$21.00
Pro forma net tangible book value per share as of December 31, 2012	$10.55
Increase in pro forma net tangible book value per share attributable to new investors	0.53
Pro forma net tangible book value per share after offering		11.08

Dilution per share to new investors		$9.92

Dilution is determined by subtracting pro forma net tangible book value per share after the offering from the initial public offering price per share.

A $1.00 increase (decrease) in the assumed initial public offering price of $21.00 per share would increase (decrease) our pro forma net tangible book value after this offering by $8.6 million and the dilution per share to new investors by $0.92, in each case assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering.

The following table sets forth, on a pro forma basis, as of December 31, 2012, the number of shares of Class A common stock purchased from TMHC, the total consideration paid, or to be paid, and the average price per share paid, or to be paid, by existing equityholders and by the new investors, at an assumed initial public offering price of $21.00 per share (the midpoint of the range set forth on the cover page of this prospectus), before deducting estimated underwriting discounts and commissions and offering expenses payable by us assuming that all of the holders of New TMM Units (other than TMHC) exchanged their New TMM Units (along with the corresponding number of shares of Class B common stock) for shares of our Class A common stock:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing equityholders	98,498,964	80.5%	$677,740,650	57.5%	$6.88
New investors (includes 14,286,000 shares sold whose proceeds are being used to purchase New TMM Units from the TPG and Oaktree holding vehicles and certain members of management)	23,810,000	19.5	500,010,000	42.5	21.00

Total	122,308,964	100%	$1,177,750,650	100%	9.63

To the extent the underwriters’ over-allotment option is exercised, there will be further dilution to new investors.

A $1.00 increase (decrease) in the assumed initial public offering price of $21.00 per share of Class A common stock (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) would increase (decrease) total consideration paid by new investors in this offering by $22.4 million and would increase (decrease) the average price per share paid by new investors by $1.00, assuming the number of Class A common stock offered, as set forth on the cover page of this prospectus, remains the same and without deducting the estimated underwriting discounts and offering expenses payable by us in connection with this offering.

We may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The unaudited pro forma consolidated statement of operations data for the fiscal year ended December 31, 2012 presents TMHC’s consolidated results of operations giving pro forma effect to the Acquisition and Financing Transactions, the Reorganization Transactions, this offering and the use of the estimated net proceeds from this offering as described under “Use of Proceeds,” as if such transactions occurred on January 1, 2012.

The unaudited pro forma consolidated balance sheet data as of December 31, 2012 presents our consolidated financial position giving pro forma effect to the Reorganization Transactions, this offering and the use of the estimated net proceeds from this offering as described under “Use of Proceeds,” as if such transactions occurred on December 31, 2012.

At the consummation of this offering, we estimate that we will record a one-time non-cash charge of between $83 million and $103 million (based on the midpoint of the estimated public offering price range set forth on the cover page of this prospectus and other factors) relating to the exchange of Class J Units in TMM (described in Note 19 to our audited consolidated and combined financial statements included elsewhere in this prospectus) for Class J Units in the TPG and Oaktree holding vehicles. The charge, which is reflected on our unaudited pro forma consolidated balance sheet based on the midpoint of the $83 million to $103 million range, will be offset in the additional paid-in capital of TMHC.

In accordance with our growth strategy, following this offering, we expect to opportunistically raise up to an additional $500.0 million of debt capital, subject to market and other conditions. While our unaudited pro forma consolidated financial information already gives effect to the redemption of $181.0 million aggregate principal amount of senior notes using a portion of the proceeds of this offering, if we are able to raise at least $500 million in such debt financing, we may use a total of $290.9 million of the proceeds from this offering to redeem senior notes, use $282.0 million of the proceeds from this offering and such debt financing to purchase New TMM Units from the TPG and Oaktree holding vehicles and certain members of our management and use any remaining proceeds from this offering and such debt financing for working capital and general corporate purposes. Our unaudited pro forma consolidated financial information does not give effect to any such debt financing or additional senior notes redemption transactions. At the closing of this offering, we will be terminating the management services agreement with TPG and Oaktree, and in connection with the termination, we will be paying a termination fee of $30.0 million in cash to TPG and Oaktree, which is calculated based on the present value of the annual $5.0 million management fee under that agreement during the remaining term of the agreement (which expires on July 11, 2021). Our unaudited pro forma consolidated financial information does not reflect the payment of such termination fee because it is non-recurring.

For purposes of the unaudited pro forma consolidated financial information, we have assumed that 23,810,000 shares of Class A common stock will be issued by TMHC at a price per share equal to the midpoint of the estimated offering price range set forth on the cover of this prospectus, and as a result, immediately following the completion of this offering, the ownership percentage represented by New TMM Units not held by TMHC will be 80.5%, and the net income attributable to New TMM Units not held by TMHC will accordingly represent 80.5% of our net income. If the underwriters’ over-allotment option is exercised in full, the ownership percentage represented by New TMM Units not held by TMHC will be 77.6%; and the net income attributable to New TMM Units not held by TMHC will accordingly represent 77.6% of our net income.

The unaudited pro forma consolidated financial information should be read in conjunction with the sections of this prospectus captioned “Organizational Structure,” “Use of Proceeds,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited and unaudited consolidated financial statements and related notes included elsewhere in this prospectus. All pro forma adjustments and their underlying assumptions are described more fully in the notes to our unaudited pro forma consolidated statements of operations and unaudited pro forma consolidated balance sheet.

The unaudited pro forma consolidated financial information is included for information purposes only and does not purport to reflect the results of operations or financial position of TMHC that would have occurred had we operated as a public company during the periods presented. The unaudited pro forma consolidated financial information does not purport to be indicative of our results of operations or financial position had the Acquisition and Financing Transactions, the Reorganization Transaction and this offering occurred on the dates assumed. The unaudited pro forma consolidated financial information also does not project our results of operations of financial position for any future period or date.

62.1

Taylor Morrison Home Corporation

Pro Forma Condensed Statement of Operations

Year Ended December 31, 2012

(Unaudited)

(in thousands, except share data)

	TMM Year Ended December 31, 2012	Pro forma Adjustments for the Financing Transactions and the Reorganization Transactions		Pro Forma Adjustments for this Offering		TMHC Pro Forma

Home closings revenue	$1,369,452	$—		$—		$1,369,452
Land closings revenue	44,408	—		—		44,408
Financial services revenue	21,861	—		—		21,861

Total revenues	1,435,721	—		—		$1,435,721

Cost of home closings	1,077,525	(43	)(b)	(4,842	)(f)	1,072,640
Cost of land closings	35,884	—		—		35,884
Financial services expenses	11,266	—		—		11,266

Total cost of revenues	1,124,675	(43)		(4,842)		1,119,790

Gross margin	311,046	43		(4,842)		315,931
Sales, commissions, and other marketing costs	80,907	—		—		80,907
General and administrative expenses	60,444 (a)	—		3,508	(g)	63,952
Equity in net earnings of unconsolidated entities	(22,964)	—		—		(22,964)
Other expense	1,121	—		—		1,121
Loss on extinguishment of debt	7,853	—		3,172	(h)	11,025
Transaction expenses	100	(100	)(c)	—		—
Indemnification (income) expense	13,034	(13,034	)(d)	—		—

Income before income taxes	170,551	13,177		(1,838)		181,890
Income tax provision (benefit)	(260,297)	4,612	(e)	2,222	(i)	(253,463)

Net income	430,848	8,565		(4,059)		435,354
Less net income attributable to noncontrolling interests	(28)	8,565		(348,131	)(j)	(348,159)

Net income attributable to Taylor Morrison Home Corporation	$430,820	$8,565		$(352,190)		$87,195

Basic weighted average number of Class A common shares outstanding	—	—		—		23,810
Basic net income (loss) per share applicable to Class A common stock(g)	—	—		—		$3.66
Diluted weighted average number of Class A common shares outstanding	—	—		—		122,309
Diluted net income (loss) per share applicable to Class A common stock(g)	—	—		—		$3.56

Notes to Unaudited Pro Forma Consolidated Statement of Operations for Year Ended December 31, 2012

(a)	General and administrative expenses include approximately $5.0 million of management fees paid to the Principal Equityholders for general corporate and administrative expenses during the period pursuant to a management services agreement. Effective as of the completion of this offering, the management services agreement will be terminated, and the fees will no longer be charged, although the charge for such fees has not been eliminated by any pro forma adjustment.

(b)	Represents adjustments related to the elimination of the amortization of capitalized interest (including amortization of debt discount and deferred financing fees) included in cost of home closings that was attributable to our historical debt financing arrangements in effect during the period presented. These historical debt financing arrangements included (i) $500.0 million borrowed on July 13, 2011 under the bridge loan facility under our Sponsor Loan, which bore interest at a stated rate of 13.0% per annum and was retired on April 13, 2012, (ii) $550.0 million of senior notes issued at par on April 13, 2012, which bear interest at a rate of 7.75% per annum, (iii) $125.0 million of senior notes issued on August 21, 2012 at a price equal to 105.5% of their principal amount, which also bear interest at a rate of 7.75% per annum and (iv) our Revolving Credit Facility, whose commitments were increased from $75.0 million to $225.0 million in December 2012.

Also reflects adjustments to give pro forma effect to the following financing transactions (the “New Financing Transactions”), as if such financing transactions had occurred on January 1, 2012: (i) the incurrence of $550.0 million of senior notes issued at par, bearing interest at a rate of 7.75% per annum, (ii) the incurrence of $125.0 million of senior notes issued at a price equal to 105.5% of their principal amount, also bearing interest at a rate of 7.75% per annum and (iii) the increase in our Revolving Credit Facility from $75.0 million to $225.0 million (with $50.0 million drawn thereunder during the period presented).

($ in thousands)

Elimination of historical capitalized interest amortization included in cost of home closings related to our historical debt financing arrangements	$30,316
Adjustment reflecting capitalized interest amortization included in cost of home closings related to the New Financing Transactions as if they had occurred on January 1, 2012	30,273

Net adjustment to capitalized interest amortization included in cost of home closings	$(43)

(c)	Represents the elimination of $0.1 million of historical costs related to the Acquisition that were paid during the year ended December 31, 2012.

(d)	Reflects the reversal of a receivable related to a tax indemnity from our former parent, Taylor Wimpey plc, in respect of certain matters that have since been settled. The indemnity was provided as part of the Acquisition for certain tax liabilities that existed on the date of the Acquisition.

(e)	Reflects the income tax effect of the pro forma adjustments, calculated using a blended rate of 35% for the respective statutory tax rates of the jurisdiction where the respective adjustment relates.

(f)	Reflects the elimination of historical capitalized interest expense and amortization of financing fees included in cost of home closings related to $181.0 million aggregate principal amount of senior notes to be redeemed (at a purchase price equal to 103.875% of their principal amount, plus accrued and unpaid interest through the date of redemption, assuming a redemption date of April 12, 2013) using a portion of the proceeds from this offering, based on the redemption of 26.8% of the $550.0 million aggregate principal amount of senior notes issued on April 13, 2012 and the same percentage of the $125.0 million aggregate principal amount of senior notes issued on August 21, 2012, as if such redemption had occurred on January 1, 2012.

(g)	Reflects $2.5 million of general and administrative expense related to the vesting of options to purchase 1.223 million shares of Class A common stock granted to certain members of management in connection with this offering at the offering price. The options begin to vest ratably over a four-year period after the first anniversary. Also reflects $1.0 million of general and administrative expense related to 191,354 shares of restricted Class A common stock to be awarded to certain members of management at the closing of this offering, vesting ratably over four years.

(h)	Reflects the write-off of $5.0 million of unamortized deferred financing costs related to the $181.0 million of senior notes being retired with a portion of the proceeds of this offering, net of $1.8 million of premium recognized as a result of the retirement, at a price equal to 103.875% of their principal amount (plus accrued and unpaid interest to the date of redemption, assuming a redemption date of April 12, 2013), of 26.8% of the senior notes that were issued on August 21, 2012 at a price of 105.5% of their principal amount.

(i)	Records the amount of incremental tax expense on the 20% of New TMM profits (which are pushed-up to TMHC on a pro forma basis) that do not qualify for the dividends received deduction under the Internal Revenue Code of 1986, as amended. The amount of tax is based on the 19.5% assumed ownership percentage of TMHC in New TMM.

The amount of tax on U.S. profits is calculated as follows: (i) 35.0% statutory rate times (ii) 20% of profits not qualifying for the deduction times (iii) 19.5% TMHC pro forma ownership percentage in New TMM, yielding additional tax of $1.1 million.

The amount of tax on Canadian profits is calculated as follows: (i) 35.0% U.S. statutory rate minus 26.0% Canadian statutory rate times (ii) 19.5% TMHC pro forma ownership percentage in New TMM, yielding additional tax of $1.7 million.

(j)	Eliminates net income attributable to the direct or indirect holders of New TMM Units (other than TMHC), assuming such holders retain 80.5% ownership after this offering, which would be adjusted from the consolidated financials under ASC Topic 810.

Taylor Morrison Home Corporation

Pro Forma Condensed Consolidated Balance Sheet

December 31, 2012

(Unaudited)

(in thousands)

	TMHC	TMM	Pro Forma Adjustments for the Financing Transactions and the Reorganization Transactions		Pro Forma Adjustments for this Offering		TMHC
	Historical	Historical					Pro Forma
ASSETS
ASSETS:
Cash and cash equivalents	$35	$300,567	$—		(13,013)	(c)	$287,589
Restricted cash	—	13,683	—		—		13,683
Real estate inventory	—	1,633,050	—		—		1,633,050
Land deposits	—	28,724	—		—		28,724
Loan receivables—net	—	48,685	—		—		48,685
Mortgage receivables	—	84,963	—		—		84,963
Tax indemnification receivable	—	107,638	—		—		107,638
Other receivables—net	—	48,951	—		—		48,951
Prepaid expenses and other assets—net	72	101,427	—		(5,015	)(d)	96,484
Investment in unconsolidated entities	—	74,465	—		—		74,465
Property and equipment—net	—	6,423	—		—		6,423
Deferred tax assets—net	—	274,757	—		—		274,757
Intangible assets—net	—	33,480	—		—		33,480
Income taxes receivable	—	—	—		—		—

TOTAL	$107	$2,756,813	$—		$(18,029)		$2,738,893

LIABILITIES AND EQUITY
LIABILITIES:
Accounts payable	$—	$98,647	—		—		$98,647
Accrued expenses and other liabilities	106	213,413	—		(7,013	)(e)	206,506
Income taxes payable	—	111,513	4,612	(a)	2,222	(f)	118,347
Deferred tax liabilities—net	—	—	—		—		—
Customer deposits	—	82,038	—		—		82,038
Mortgage borrowings	—	80,360	—		—		80,360
Net payable to Taylor Wimpey plc	—	—	—		—		—
Loans payable and other borrowings	—	265,968	—		—		265,968
Long-term debt	—	681,541	—		(182,830	)(e)	498,711

Total liabilities	$106	$1,533,480	$4,612		$(187,622)		$1,350,577

COMMITMENTS AND CONTINGENCIES EQUITY:
Net owners’ equity	$—	$1,231,050	$(13,177	)(a)(b)	(1,217,873	)(b)	—
Capital stock	0	—			0	(g)	0
Additional paid-in capital	1	—			560,508	(h)	560,509
Retained earnings	—	—	8,565	(a)	(108,915	)(i)	(100,349)
Accumulated other comprehensive loss	—	(34,365)	—		—		(34,365)

Total owners’ equity	1	1,196,685	(4,612)		(766,280)		425,794
Noncontrolling interests	—	26,648			935,873	(j)	962,522

Total equity	—	1,223,333	(4,612)		169,593		1,388,316

TOTAL	$107	$2,756,813	$—		$(18,029)		$2,738,893

Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet

(a)	Reflects the reversal of an indemnification receivable from Taylor Wimpey plc, our former parent company.
(b)	Reflects the elimination of the Principal Equityholders’ ownership under ASC Topic 810 for consolidation in TMHC’s financial statements.
(c)	Reflects TMHC’s receipt and application of the proceeds from this offering assuming the issuance of 23,810,000 shares of Class A common stock at a price of $21.00 per share (the midpoint of the estimated public offering range set forth on the cover of this prospectus), with sources and uses of the proceeds as follows:

Sources:

•	$500.0 million gross cash proceeds to TMHC from the offering of Class A common stock; and

•	$13.0 million in cash from a dividend by TMM.

Uses:

•	TMHC will use $30.0 million to pay underwriting discounts and commissions;

•	TMHC will use $282.0 million to purchase New TMM Units from the TPG and Oaktree holding vehicles and certain members of our management (see note (e) below); and

•

TMHC will use $195.0 million to purchase New TMM Units from New TMM, whereupon New TMM will contribute such proceeds to TMM, which will use $195.0 million of such contributed proceeds to redeem $181.0 million aggregate principal amount of the senior notes (at a purchase price equal to 103.875% of their principal amount, plus accrued and unpaid interest of $7.0 million through the date of redemption, assuming a redemption date of April 12, 2013); and

•	TMHC will use $6.0 million to pay professional fees and expenses relating to this offering.

(d)	Reflects the write-off of $5.0 million of unamortized debt issuance costs related to the $181.0 million of senior notes being redeemed with a portion of the proceeds of this offering.
(e)	Reflects (i) the redemption of $181.0 million aggregate principal amount of senior notes (at a purchase price equal to 103.875% of their principal amount, plus accrued and unpaid interest through the date of redemption of $7.0 million, assuming a redemption date of April 12, 2013) using a portion of the proceeds from this offering, based on the redemption of 26.8% of the $550.0 million aggregate principal amount of senior notes issued on April 13, 2012 and the same percentage of the $125.0 million aggregate principal amount of senior notes issued on August 21, 2012, as if such redemption had occurred on December 31, 2012, (ii) the write-off of $5.0 million of unamortized deferred financing costs related to the redeemed senior notes and (iii) the payment of $37.0 million of fees and expenses in connection with this offering (including underwriting discounts and commissions) and (iv) recognition of $1.8 million of premium from the redemption, at a price equal to 103.875% of their principal amount (plus accrued and unpaid interest to the date of redemption), of 26.8% of the senior notes that were issued on August 21, 2012 at a price of 105.5% of their principal amount.
(f)	Records the amount of incremental tax liability from pro forma adjustments related to this offering, as described in note (i) to the unaudited pro forma condensed statement of operations.
(f)	Reflects the effect on capital stock relating to the issuance of 23,810,000 shares of Class A common stock, par value $0.00001 per share, in this offering.

(h)	Reflects the effects on additional paid-in capital relating to the following ($ in thousands):

Gross proceeds of this offering	$500,000
Payment of underwriting discounts with respect to this offering	(30,000)
Allocation of equity related to the non-cash charge relating to the exchange of Class J Units of TMM for Class J Units of the TPG and Oaktree holding vehicles	93,000
Effect on addition paid in capital related to the vesting of 1.223 million options to purchase Class A common stock granted to certain members of management in connection with this offering at the offering price	2,503
Reflects the vesting of a portion of the 191,354 shares of restricted Class A common stock to be awarded to certain members of management at the closing of this offering	1,005
Deemed distribution from TMM to pay estimated professional fees and expenses of TMHC with respect to this offering	(6,000)

Net adjustment to additional paid-in capital	$560,508

(i)	Reflects the effects on retained earnings relating to the following ($ in thousands):

Non-cash charge relating to the exchange of Class J Units of TMM for Class J Units of the TPG and Oaktree holding vehicles	$(93,000)
Write-off of deferred financing fees related to the redemption of $181.0 million of senior notes with a portion of the proceeds from this offering	(5,015)
Premium on redemption of $181.0 million of senior notes at 103.875%	(7,013)
Recognition of premium associated with the portion of the redeemed senior notes that were issued at a premium to par in August 2012	1,843
Effect on retained earnings related to the vesting of 1.223 million options to purchase Class A common stock granted to certain members of management in connection with this offering at the offering price	(2,503)
Reflects the retained earnings impact of the vesting of a portion of the 191,354 shares of restricted Class A common stock to be awarded to certain members of management at the closing of this offering	(1,005)
Records the retained earnings impact of incremental tax liability from pro forma adjustments related to this offering, as described in note (i) to the unaudited pro forma condensed statement of operations	(2,222)

Net adjustment to retained earnings	$(108,915)

(j)	Reflects the issuance of 23,810,000 shares of Class A common stock in this offering to the public and the use of $282.0 million of the net proceeds of this offering to acquire New TMM Units from New TMM in exchange for a 19.5% interest in New TMM. The following sets forth the reduction in the noncontrolling interest recorded for the sale of TMM units:

($ in thousands)
Noncontrolling interest prior to sale	$1,217,873
Sales of New TMM Units	(282,000)

Remaining noncontrolling interest of Principal Equityholders	$935,873

The consideration for the acquisition of the Darling assets included an initial cash payment of $115.0 million, which is subject to post-closing adjustment under certain circumstances. A portion of this amount was financed by $50.0 million of borrowings under our Revolving Credit Facility. Approximately $26.0 million of additional consideration for the acquisition was financed by the sellers. In connection with the preliminary purchase price allocation for the acquisition, we recorded $15.5 million of goodwill and $9.1 million of intangible assets with finite useful lives, consisting of $1.3 million with respect to a trade name, $4.7 million of lot option contracts and land supplier relationships, $0.2 million of favorable leases and $2.9 million of non-compete covenants. Additionally, we incurred $1.8 million of transaction costs which were recorded as other expense. The purchase price allocation for the Darling acquisition is subject to change. Darling operates as part of our East region, so the goodwill recorded as part of the Darling acquisition has been recorded in the East region.

Exchange of Class J Units in TMM

At the consummation of this offering, we estimate that we will record a one-time non-cash charge of between $83 million and $103 million (based on the midpoint of the estimated public offering price range set forth on the cover page of this prospectus and other factors) relating to the exchange of Class J Units in TMM (described in Note 19 to our audited consolidated and combined financial statements included elsewhere in this prospectus) for Class J Units in the TPG and Oaktree holding vehicles. The charge will be offset in the additional paid-in capital of TMHC.

Non-GAAP Measures

In addition to the results reported in accordance with U.S. GAAP, we have provided information in this prospectus relating to “adjusted home closings gross margin,” “EBITDA,” “Adjusted EBITDA” and the results of “unconsolidated joint ventures.”

Results of unconsolidated joint ventures

References to the information or results of “unconsolidated joint ventures” refer to our proportionate share of unconsolidated joint ventures in Canada and are included as non-GAAP measures because they are accounted for under the equity method. We believe that such results are useful to investors as an indication of the level of business activity of our joint ventures in Canada as well as the potential for cash and revenue generation from those joint ventures.

Adjusted gross margins

We calculate adjusted gross margin from U.S. GAAP gross margin by adding impairment charges attributable to the write-down of operating communities and the amortization of capitalized interest through cost of revenue. We also discuss adjusted home closings gross margin, which is calculated by adding back to home closings gross margin the capitalized interest amortization and impairment charges related to the homes closed. Adjusted land closings gross margin is calculated similarly. Management uses our adjusted gross margin measures to evaluate our performance on a consolidated basis as well as the performance of our regions. We believe these adjusted gross margins are relevant and useful to investors for evaluating our performance. These measures are considered non-GAAP financial measures and should be considered in addition to, rather than as a substitute for, the comparable U.S. GAAP financial measures as measures of our operating performance. Although other companies in the homebuilding industry report similar information, the methods used may differ. We urge investors to understand the methods used by other companies in the homebuilding industry to calculate gross margins and any adjustments to such amounts before comparing our measures to those of such other companies.

Our Competitive Strengths

Our business is characterized by the following competitive strengths:

Strong historical financial performance with industry-leading margins

We have a profitable and scalable operating platform, which we believe positions us well to take advantage of the continued recovery we expect in the U.S. housing industry. We are among a select few of our public homebuilding peers to be profitable in both 2010, 2011 and 2012. We generated net income of $90.6 million in 2010, $76.8 million in 2011 and $430.8 million in 2012. Our pre-tax income margin for the year ended December 31, 2012 was 11.9%, which was the highest among the top 10 publicly traded homebuilders for the last three completed fiscal quarters, based on data from the public filings of those homebuilders.

We believe that our management approach, which balances a decentralized local market expertise with our centralized executive management focus on maximizing efficiencies, will support our strong margins and further grow our profitability. Our operating platform is scalable, which we believe allows us to increase volume, while at the same time improving profitability and driving shareholder returns.

During the recent housing downturn, we improved our margins by aligning our headcount to reflect local and national industry conditions, standardizing systems and processes across business units and reducing construction and procurement costs through standardized national, regional and local contracts. As a result of our initiatives, we:

•

improved our adjusted home closings gross margin by approximately 580 basis points from 17.6% in 2008 to 23.4% in 2012, despite the decline in our home closings revenue from $1.7 billion in 2008 to $1.4 billion in 2012 (for a discussion of how we calculate adjusted home closings gross margin and a reconciliation of adjusted home closings gross margin to home closings revenue, see footnote 4 under the caption “Prospectus Summary—Summary Historical and Pro Forma Consolidated Financial and Other Information”);

•

carefully managed our costs, as evidenced by reducing employee headcount by approximately 52% between December 31, 2007 and December 31, 2011, from 1,434 employees to 693. Our headcount at December 31, 2012 was 1,013 employees, including 224 Darling employees;

•

generated revenue per employee of $1.8 million in 2012 (based on the number of full-time equivalent employees at year end), which we believe is among the highest of our public homebuilding peers, based on data from the public filings of those homebuilders, and reduced SG&A expense as a percentage of home closings revenue to 9.8%; and

•	reduced average vertical house construction costs per square foot by 9.5% from December 31, 2008 to December 31, 2012.

Solid balance sheet with sufficient liquidity for growth

We are well-positioned with a solid balance sheet and sufficient liquidity with which to service our debt obligations, support our ongoing operations and take advantage of growth opportunities as the expected recovery in the U.S. housing market continues. At December 31, 2012, on a pro forma basis, we would have had $845.0 million in outstanding indebtedness and a strong net debt-to-net book capitalization of 28.6% (or total debt-to-total book capitalization of 37.8%). Also at December 31, 2012, on a pro forma basis, we would have had $287.6 million of unrestricted cash, approximately $163.8 million of availability under our Revolving Credit Facility. Less than 26% of our approximately $1.0 billion million of currently outstanding debt matures before 2020.

The balance sheet carrying value of our entire inventory base was adjusted to fair market value as of the date of the Acquisition in July 2011. The purchase accounting adjustments resulted in a comprehensive revaluation of our entire land inventory near the bottom of the recent U.S. housing downturn. In contrast, our competitors have only been required, from time to time, to take impairment charges using the “impairment accounting” U.S.

Exchange of Class M Units

In connection with this offering and the Reorganization Transactions described under “Organizational Structure,” (i) all of the outstanding Class M Units in TMM subject only to time-based vesting conditions, will be converted into an amount of vested and unvested New TMM Units and (ii) all of the outstanding Class M Units that are subject to performance-based vesting conditions will be converted into an amount of vested and unvested equity interests of the TPG and Oaktree holding vehicles, in each case, based on our pre-IPO value (calculated using the price paid by the underwriters for shares of our Class A common stock in this offering). The unvested New TMM Units and unvested equity interests of the TPG and Oaktree holding vehicles shall vest based on the current vesting schedule of, or satisfaction of the relevant performance condition applicable for, the outstanding unvested Class M Units which they will replace. Both the vested and unvested New TMM Units and equity interests of the TPG and Oaktree holding vehicles issued to former holders of Class M Units will be entitled to vote and receive distributions, if any, from New TMM and/or the TPG and Oaktree holding vehicles, as applicable, provided, however, distributions (other than tax distributions) in respect of unvested New TMM Units shall only be delivered to the holder thereof when, as, and if such units ultimately vest. The vesting and other terms applicable to replaced Class M Units will be set forth in definitive documentation to be entered into immediately prior to the completion of this offering.

Adjustment of Phantom Units

In connection with this offering and the Reorganization Transactions described under “Organizational Structure,” and in accordance with the our administrative authority under the Phantom Plan, we intend to adjust the Phantom Units held by our executives in Canada in a manner designed to provide substantially similar economic benefits as those achieved by holders of Class M Units in connection with this offering and the Reorganization Transactions, consistent with the intended economic benefit of the original award.

IPO Equity Grants

In connection with this offering, we intend to grant awards for an aggregate of 919,056 shares of our Class A common stock to our named executive officers under the 2013 Plan described below. The awards will consist of (i) stock options for 802,500 shares of Class A common stock in the aggregate at an exercise price equal to the initial public offering price, which will expire on the 10th anniversary of the date of grant, and (ii) restricted stock units representing the right to receive 116,556 shares of Class A common stock in the aggregate. Ms. Palmer will be granted 200,000 options and 48,126 restricted stock units, Mr. Cone will be granted 175,000 options and 10,733 restricted stock units, Mr. Wethor will be granted 110,000 options and 18,797 restricted stock units, Mr. Steffens will be granted 125,000 options and 18,330 restricted stock units, Mr. Carr will be granted 125,000 options and 12,017 restricted stock units and Ms. Kelley will be granted 67,500 options and 8,553 restricted stock units. The options will generally vest in four equal installments of 25% on each of the second, third, fourth and fifth anniversaries of the date of grant and shall otherwise be on terms consistent with the 2013 Plan described below. The restricted stock units will be subject to both time-based and performance-based vesting conditions. They will generally vest in four equal installments of 25% on each of the first four anniversaries of the date of grant, subject to continued employment on the applicable vesting date and satisfaction of the performance condition. The performance condition will be satisfied if the weighted average price at which the Principal Equityholders have previously sold their common units of New TMM or related Class A common stock exceeds the gross initial public offering price per share of the Class A common stock being sold in this offering. The performance condition is fully satisfied, if, as of any date on which the Principal Equityholders sell their units or stock, the price threshold is exceeded. If the performance condition has not been met as of December 31, 2015, all of the restricted stock units will be forfeited. The restricted stock units shall otherwise be on terms consistent with the terms of the 2013 Plan.

2013 Equity Plan

In connection with this offering, we intend to adopt an omnibus equity incentive plan, the 2013 Plan, designed to align the interests of our management team with our new public investors. The following is a summary of certain terms and conditions of the 2013 Plan. This summary is qualified in its entirety by reference to the 2013 Plan filed as an exhibit to this registration statement. You are encouraged to read the full 2013 Plan. Pursuant to 2013 Plan, the TMHC compensation committee (or subcommittee of delegated directors or officers) will have authority to grant awards under the plan, determine the types of awards to be granted, the recipients of awards, and the terms and conditions of awards (including the number of shares of Class A common stock (or dollar value) subject thereto, the vesting schedule and term, and to what extent and when awards may be settled in cash, shares of common stock, restricted shares or other property) and to establish rules relating to the plan and interpret the plan and awards.

The TMHC compensation committee may grant awards of stock options, share appreciation rights, restricted stock, restricted stock units, other stock-based awards, cash-based awards or any combination of the foregoing to our non-employee directors and employees, consultants or advisors selected by the TMHC compensation committee. Subject to adjustment in connection with changes in capitalization and other corporate or non-recurring events, the 2013 Plan will provide for an aggregate of 7,806,955 shares of our Class A common stock, including authorized and unissued shares, treasury shares or shares purchased in the open market or otherwise, to be authorized for grants.

Plan Limitations. No more than                  shares of Class A common stock may be issued in respect of incentive stock options under our 2013 Plan. No more than                  shares of Class A common stock may be granted under our 2013 Plan with respect to performance compensation awards in any one year. The maximum amount payable to any participant under the 2013 Plan for any 12-month period during a performance period for a cash-denominated award is $            .

If any award is forfeited, or if any option or stock appreciation right terminates, expires or lapses without being settled or exercised, shares of our Class A common stock subject to such award will again be available for future grant. If there is any change in our corporate capitalization, the TMHC compensation committee shall make any equitable substitutions or adjustments it deems necessary or appropriate in its sole discretion to the number of shares reserved for issuance under our 2013 Plan, the number of shares covered by awards then outstanding under our 2013 Plan, the limitations on awards under our 2013 Plan, the exercise price of outstanding options and such other adjustments as it may determine appropriate.

Options. The TMHC compensation committee will be authorized to grant options to purchase shares of Class A common stock that are either “qualified,” meaning they satisfy the requirements of Section 422 of the Code for incentive stock options, or “nonqualified,” meaning they are not intended to satisfy the requirements of Section 422 of the Code. These options will be subject to the terms and conditions established by the TMHC compensation committee. Under the terms of our 2013 Plan, unless the TMHC compensation committee determines otherwise, the exercise price of the options will not be less than the fair market value of our Class A common stock at the time of grant. Options granted under the 2013 Plan will be subject to such terms, including the exercise price and the conditions and timing of exercise, as may be determined by the TMHC compensation committee and specified in the applicable award agreement. The maximum term of an option granted under the 2013 Plan will be ten years from the date of grant (or five years in the case of a qualified option granted to a 10% stockholder). Payment in respect of the exercise of an option may be made in cash, check, and or by surrender of unrestricted shares of Class A common stock (valued at their fair market value on the date of exercise) or the TMHC compensation committee may, in its discretion and to the extent permitted by law, allow such payment to be made: (i) by delivery of other property having a fair market value on the exercise date equal to the total purchase price, (ii) by a broker-assisted cashless exercise mechanism, (iii) by a “net exercise” procedure effected by withholding the minimum number of shares of Class A common stock otherwise deliverable in respect of an option needed to pay the exercise price and applicable statutory minimum withholding taxes, or (iv) or by such other method as the TMHC compensation committee may determine to be appropriate.

Stock appreciation rights. The TMHC compensation committee is authorized to award stock appreciation rights (referred to as “SARs”) under the 2013 Plan. SARs will be subject to the terms and conditions established

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our Class A common stock for:

•	each person whom we know to own beneficially more than 5% of any class of our shares;

•	each of the directors and named executive officers individually; and

•	all directors and executive officers as a group.

The number of shares of Class A common stock outstanding and the percentage of beneficial ownership before this offering are based on the number of shares of Class B common stock and New TMM Units to be issued and outstanding immediately prior to this offering and after giving effect to the Reorganization Transactions (based on the midpoint of the public offering price range set forth on the cover of this prospectus). The number of shares of Class A common stock outstanding and the percentage of beneficial ownership after this offering are based on the number of shares of Class A common stock issued in this offering and the number of shares of Class B common stock and New TMM Units to be issued and outstanding immediately after this offering and after giving effect to the Reorganization Transactions (based on the midpoint of the initial public offering price range set forth on the cover of this prospectus). Pursuant to the Exchange Agreement, New TMM Units may be exchanged at any time (along with a corresponding number of shares of our Class B common stock) for shares of our Class A common stock on a one-for-one basis. See “Certain Relationships and Related Party Transactions—Exchange Agreement.”

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to such securities. Except as otherwise indicated, all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. Unless otherwise indicated, the address for each listed stockholder is: c/o Taylor Morrison Home Corporation, 4900 N. Scottsdale Road, Suite 2000, Scottsdale, Arizona, 85251.

	Class A Common Stock Owned After Giving Effect to the Reorganization Transactions and Before this Offering		Class A Common Stock Owned After Giving Effect to the Reorganization Transactions and this Offering		Class A Common Stock Owned After Giving Effect to the Reorganization Transactions and this Offering(1)
Name and Address of Beneficial Owner	Number	Percent	Number	Percent	Number	Percent
Oaktree holding vehicle(2)(3)			48,439,502	39.6%	46,653,752	38.1%
TPG holding vehicle(2)(4)			48,439,502	39.6%	46,653,752	38.1%
Directors and Executive Officers
Sheryl Palmer(5)(6)
Stephen Wethor(5)(6)
Louis Steffens(5)(6)
C. David Cone(5)(6)
Brad Carr (5)(6)
Tawn Kelley(5)(6)
Timothy R. Eller
John Brady(7)	—	—	—	—	—	—
Kelvin Davis(8)	—	—	—	—	—	—
Joe S. Houssian	—	—	—	—	—	—
Jason Keller(9)	—	—	—	—	—	—
Greg Kranias(10)	—	—	—	—	—	—
Peter Lane
James Henry(6)
Rajath Shourie(11)	—	—	—	—	—	—
All Directors and executive officers as a group (20 persons)(6)

*	Less than 1%
(1)	Assumes exercise of the underwriters’ over-allotment option in full and the use of proceeds therefrom. See “Underwriting.”
(2)	In connection with this offering, we will enter into a stockholders agreement with the Principal Equityholders whereby, among other things, the Oaktree and TPG holding vehicles will have the right to nominate a majority of our board of directors and will agree to vote for each others’ nominees. See “Management—Board Structure” and “Certain Relationships and Related Transactions—Stockholders Agreement.”
(3)	Includes New TMM Units and an equal amount of shares of Class B common stock held by the Oaktree holding vehicle. The general partner of the holding vehicle will be an entity affiliated with Oaktree Capital Group Holdings GP, LLC. The members of Oaktree Capital Group Holdings GP, LLC are Kevin Clayton, John Frank, Stephen Kaplan, Bruce Karsh, Larry Keele, David Kirchheimer, Howard Marks and Sheldon Stone, who, by virtue of their membership interests in Oaktree Capital Group Holdings GP, LLC, may be deemed to share voting and dispositive power with respect to the Class B shares held by the Oaktree holding vehicle. Each of the general partners, managing members, unit holders and members described above disclaims beneficial ownership of any New TMM Units and shares of Class B common stock owned beneficially or of record by the Oaktree holding vehicle, except to the extent of any pecuniary interest therein. The address for all of the entities and individuals identified above is 333 S. Grand Avenue, 28th Floor, Los Angeles, California 90071.
(4)

Includes New TMM Units and an equal amount of shares of Class B common stock held by the TPG holding vehicle. The general partner of the TPG holding vehicle is TPG TMM Holdings II GP, ULC, a British Columbia unlimited liability company, whose sole shareholder is TPG TM III-2, SRL, a Barbados society with restricted liability, whose sole member is TPG TM IV, SRL, a Barbados society with restricted liability, whose sole member is TPG TM IV-A, L.P., a Cayman limited partnership, whose general partner is TPG GenPar VI AIV TM, L.P., a Cayman limited partnership, whose general partner is TPG GenPar VI AIV TM Advisors, Inc., a Cayman corporation, whose sole shareholder is TPG Holdings III, L.P., a

Delaware limited partnership, whose general partner is TPG Holdings III-A, L.P., a Cayman limited partnership, whose general partner is TPG Holdings III-A, Inc., a Cayman corporation, whose sole shareholder is TPG Group Holdings (SBS), L.P., a Delaware limited partnership, whose general partner is TPG Group Holdings (SBS) Advisors, Inc., a Delaware corporation (“Group Advisors”). David Bonderman and James G. Coulter are directors, officers and sole shareholders of Group Advisors and may therefore be deemed to beneficially own the New TMM Units and shares of Class B common stock held by the TPG holding vehicle. Messrs. Bonderman and Coulter disclaim beneficial ownership of the New TMM Units and shares of Class B common stock held by the TPG holding vehicle except to the extent of their pecuniary interest therein. The address of Group Advisors and Messrs. Bonderman and Coulter is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.
(5)	Sheryl Palmer, Stephen Wethor, Louis Steffens, C. David Cone, Brad Carr and Tawn Kelley, our named executive officers, and Timothy R. Eller and Peter Lane, two of our directors, also each hold limited partnership interests in each of the TPG and Oaktree holding vehicles. Such officers and directors have no voting or investment power over and disclaim beneficial ownership of the New TMM Units and the shares of Class B common stock held by the TPG and Oaktree holding vehicles.
(6)	Includes vested New TMM Units and an equal amount of shares of Class B common stock. Does not include New TMM Units, options to purchase shares of Class A common stock or RSUs granted in connection with this offering, in each case which are subject to vesting and will not be vested or exercisable within 60 days of this offering.
(7)	Mr. Brady, who is one of our directors, is a Managing Director of Oaktree Capital Management. Mr. Brady has no voting or investment power over and disclaims beneficial ownership of New TMM Units and shares of Class B common stock held by the Oaktree holding vehicle. The address for Mr. Brady is c/o Oaktree Capital Management at 333 S. Grand Avenue, 28th Floor, Los Angeles, California 90071.
(8)	Mr. Davis, who is one of our directors, is a TPG Partner. Mr. Davis has no voting or investment power over and disclaims beneficial ownership of New TMM Units and shares of Class B common stock held by the TPG holding vehicle. The address for Mr. Davis is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.
(9)	Mr. Keller, who is one of our directors, is a Managing Director of Oaktree Capital Management. Mr. Keller has no voting or investment power over and disclaims beneficial ownership of New TMM Units and shares of Class B common stock held by the Oaktree holding vehicle. The address for Mr. Keller is c/o Oaktree Capital Management at 333 S. Grand Avenue, 28th Floor, Los Angeles, California 90071.
(10)	Mr. Kranias, who is one of our directors, is a TPG Principal. Mr. Kranias has no voting or investment power over and disclaims beneficial ownership of the New TMM Units and shares of Class B common stock held by the TPG holding vehicle. The address for Mr. Kranias is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.
(11)	Mr. Shourie, who is one of our directors, is a Managing Director of Oaktree Capital Management. Mr. Shourie has no voting or investment power over and disclaims beneficial ownership of New TMM Units and shares of Class B common stock held by the Oaktree holding vehicle. The address for Mr. Shourie is c/o Oaktree Capital Management at 333 S. Grand Avenue, 28th Floor, Los Angeles, California 90071.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our Class A common stock. Future sales of substantial amounts of our Class A common stock in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our Class A common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

All of the 23,810,000 shares of Class A common stock (or 27,381,500 shares if the underwriters exercise their over-allotment option in full) outstanding following this offering will have been issued in this offering and will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by one of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act.

In addition, upon consummation of the offering and the application of the net proceeds from this offering, the TPG and Oaktree holding vehicles and certain members of our management will beneficially own an aggregate of 80.5% of the New TMM Units and 98,498,964 shares of our Class B common stock (or 77.6% of the New TMM Units and 94,927,464 shares of our Class B common stock if the underwriters exercise their over-allotment option in full). Pursuant to the terms of the Exchange Agreement, the TPG and Oaktree holding vehicles and certain members of our management could from time to time exchange their New TMM Units (and corresponding shares of our Class B common stock) for shares of our Class A common stock on a one-for-one basis. Shares of our Class A common stock issuable to the existing holders of New TMM Units upon an exchange of New TMM Units (along with the corresponding number of shares of Class B common stock) would be considered “restricted securities,” as that term is defined in Rule 144 at the time of this offering, unless the exchange is registered under the Securities Act.

Restricted securities may be sold in the public market only if they qualify for an exemption from registration under Rule 144 under the Securities Act, which is summarized below, or any other applicable exemption under the Securities Act, or pursuant to a registration statement that is effective under the Securities Act. Immediately following the consummation of this offering, the holders of approximately 98,498,964 shares of our Class A common stock (on an assumed as-exchanged basis) will be entitled to dispose of their shares following the expiration of an initial 180-day underwriter “lock-up” period pursuant to the holding period, volume and other restrictions of Rule 144. The representatives of the underwriters are entitled to waive these lock-up provisions at their discretion prior to the expiration dates of such lock-up agreements.

Rule 144

In general, under Rule 144 as currently in effect, once we have been a reporting company subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act for 90 days, an affiliate who has beneficially owned restricted shares of our Class A common stock for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of either of the following:

•	1% of the number of shares of Class A common stock then outstanding, which will equal shares immediately after this offering; and

•	the average weekly reported volume of trading of our Class A common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

However, the six month holding period increases to one year in the event we have not been a reporting company for at least 90 days. In addition, any sales by affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and the availability of current public information about us.

The volume limitation, manner of sale and notice provisions described above will not apply to sales by non-affiliates. For purposes of Rule 144, a non-affiliate is any person or entity who is not our affiliate at the time of sale and has not been our affiliate during the preceding three months. Once we have been a reporting company for 90 days, a non-affiliate who has beneficially owned restricted shares of our Class A common stock for six months may rely on Rule 144 provided that certain public information regarding us is available. The six month holding period increases to one year in the event we have not been a reporting company for at least 90 days. However, a non-affiliate who has beneficially owned the restricted shares proposed to be sold for at least one year will not be subject to any restrictions under Rule 144 regardless of how long we have been a reporting company.

We are unable to estimate the number of shares that will be sold under Rule 144 since this will depend on the market price for our Class A common stock, the personal circumstances of the stockholder and other factors.

Registration Rights Agreement

In connection with this offering we intend to enter into a new registration rights agreement with the TPG and Oaktree holding vehicles and certain members of our management to provide them with certain customary demand, piggyback and shelf registration rights. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Stock Options and Other Equity Compensation Awards

Upon completion of this offering, we intend to file a registration statement under the Securities Act covering all shares of Class A common stock issuable pursuant to our 2013 Plan. Shares registered under this registration statement will be available for sale in the open market, subject to Rule 144 volume limitations applicable to affiliates, vesting restrictions with us or the contractual restrictions described below.

Lock-up Agreements

Our executive officers, directors and the TPG and Oaktree holding vehicles will agree that, for a period of 180 days from the date of this prospectus, they will not, without the prior written consent of the representatives of the underwriters, dispose of or hedge any shares of our Class A common stock or any securities convertible into or exchangeable for our Class A common stock, including the New TMM Units and the Class B common stock, subject to certain exceptions.

Immediately following the consummation of this offering and the application of the net proceeds from this offering, stockholders subject to lock-up agreements will hold shares of our Class A common stock (on an assumed as-exchanged basis), representing approximately 80.5% of then outstanding shares of our Class A common stock, or approximately 77.6% if the underwriters exercise their option to purchase additional shares in full (on an assumed as-exchanged basis).

We will agree not to issue, sell or otherwise dispose of any shares of our Class A common stock or any securities convertible into or exchangeable for our Class A common stock, including the New TMM Units and the Class B common stock, during the 180-day period following the date of this prospectus. We may, however, grant awards under the 2013 Plan and we may issue or sell Class A common stock in connection with an acquisition or business combination as long as the acquirer of such Class A common stock agrees in writing to be bound by the obligations and restrictions of our lock-up agreement.

The 180-day restricted period described in the preceding paragraphs will be automatically extended if (i) during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event relating to us occurs or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period beginning on the last day of the 180-day restricted period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.